Filed Pursuant to Rule 424(b)(2)
Registration No. 333-104615 and No. 333-127843

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 8, 2005)

OKLAHOMA GAS AND ELECTRIC COMPANY

$110,000,000
5.15% Senior Notes, Series Due January 15, 2016
$110,000,000
5.75% Senior Notes, Series Due January 15, 2036

We are offering $110,000,000 of 5.15% Senior Notes, Series due January 15, 2016 and $110,000,000 of 5.75% Senior Notes, Series due January 15, 2036. We will pay interest on the Senior Notes on January 15 and July 15 of each year, commencing July 15, 2006. The Senior Notes, Series due January 15, 2016 will mature on January 15, 2016. The Senior Notes, Series due January 15, 2036 will mature on January 15, 2036. We may redeem the Senior Notes, in whole or in part, at any time prior to maturity. The redemption price will be the greater of the principal amount to be redeemed or a make-whole amount described in this prospectus supplement.

Please read the information described under the captions “Supplemental Description of Senior Notes” in this prospectus supplement and “Description of Senior Notes” in the accompanying prospectus for a more detailed description of the terms of the Senior Notes.

Investing in our Senior Notes involves risks. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

The Senior Notes will be our senior unsecured obligations and, as described below under the caption “Supplemental Description of Senior Notes,” will rank equally with all of our other senior unsecured indebtedness. We currently have no outstanding debt obligations that will be junior to the Senior Notes. The Senior Notes will not be listed on any securities exchange or included in any automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds, Before Expenses, to Oklahoma Gas and Electric Company
Per 5.15% Senior Notes, Series due January 15, 2016	99.674%	0.650%	99.024%
Total	$109,641,400	$715,000	$108,926,400
Per 5.75% Senior Notes, Series due January 15, 2036	99.588%	0.875%	98.713%
Total	$109,546,800	$962,500	$108,584,300

(1)    Plus accrued interest from January 9, 2006, if settlement occurs after that date.

The underwriters expect to deliver the Senior Notes on or about January 9, 2006 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

JPMorgan	Wachovia Securities
(Coordinator)	(Coordinator)

BNY Capital Markets, Inc. (2016)	RBS Greenwich Capital (2036)

Co-Managers

Citigroup
Wedbush Morgan Securities Inc.
KeyBanc Capital Markets
UBS Investment Bank
Piper Jaffray (2016)
UMB Scout Brokerage Services, Inc. (2036)
Capital West Securities, Inc.

January 4, 2006

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the accompanying prospectus or the date of the document incorporated by reference herein.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

In this prospectus supplement, “OG&E,” “we,” “us” and “our” refer to Oklahoma Gas and Electric Company, “underwriters” refers to the firms listed on the cover of this prospectus supplement, “2016 Notes” refers to the 5.15% Senior Notes, Series due January 15, 2016, “2036 Notes” refers to the 5.75% Senior Notes, Series due January 15, 2036 and “Senior Notes” refers collectively to the 2016 Notes and the 2036 Notes.

Offers and sales of the Senior Notes are subject to restrictions in the United Kingdom, Hong Kong, Singapore and Japan, which are discussed in “Underwriting” below. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Senior Notes in certain other jurisdictions may also be restricted by law. In this prospectus supplement and the accompanying prospectus, references to “dollars” and “$” are to United States dollars.

This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with these documents. This information is available without charge upon written or oral request as described under the caption “Where You Can Find More Information” in the accompanying prospectus.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that also is a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration process, we may sell any combination of the securities described in the accompanying prospectus up to a total dollar amount of $460,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our Senior Notes and other information you should know before investing in our Senior Notes. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption “Where You Can Find More Information” in the accompanying prospectus before investing in our Senior Notes. We believe we have included all information material to investors but some details that may be important for specific investment purposes have not been included. For more details, you should read the exhibits filed with the registration statement of which this prospectus supplement and the accompanying prospectus are a part.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.”  When we use words like “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•   general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures;

•   unusual weather;

•   federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets;

•   our ability and the ability of our parent, OGE Energy Corp. (“OGE Energy”), to obtain financing on favorable terms;

•   prices and availability of electricity, coal and natural gas;

•   business conditions in the energy industry;

•   competitive factors, including the extent and timing of the entry of additional competition in the markets we serve;

•   environmental laws and regulations that may impact our operations;

•   changes in accounting standards, rules or guidelines;

•   creditworthiness of suppliers, customers and other contractual parties; and

•   other risk factors listed from time to time in the reports we file with the SEC.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained or incorporated by reference in this prospectus supplement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties are discussed in more detail under “Risk Factors” in this prospectus supplement and “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2004 and “Notes to Condensed Financial Statements” in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, and other documents on file with the SEC. You may obtain copies of these documents as described under the caption “Where You Can Find More Information” in the accompanying prospectus.

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Oklahoma Gas and Electric Company

Company Background

We are a regulated public utility engaged in the generation, transmission and distribution of electricity to retail and wholesale customers. We are a wholly-owned subsidiary of OGE Energy, which is a public utility holding company incorporated in the State of Oklahoma and located in Oklahoma City. Our operations are subject to regulation by the Oklahoma Corporation Commission (“OCC”), the Arkansas Public Service Commission (“APSC”) and the Federal Energy Regulatory Commission (“FERC”). We were incorporated in 1902 under the laws of the Oklahoma Territory and are the largest electric utility in the State of Oklahoma. We own and operate an interconnected electric generation, transmission and distribution system, which includes nine generating stations with a total capability of 6,141 megawatts.

We furnish retail electric service in 269 communities and their contiguous rural and suburban areas. During 2004, seven other communities and five rural electric cooperatives in Oklahoma and western Arkansas purchased electricity from us for resale. Our service area, with an estimated population of 1.9 million, covers approximately 30,000 square miles in Oklahoma and western Arkansas. The area includes Oklahoma City, the largest city in Oklahoma, and Fort Smith, Arkansas, the second largest city in that state. Of the 269 communities that we serve, 243 are located in Oklahoma and 26 in Arkansas. We derived approximately 89% of our total electric operating revenues for the year ended December 31, 2004 from sales in Oklahoma and the remainder from sales in Arkansas.

Our principal executive offices are located at 321 North Harvey, Post Office Box 321, Oklahoma City, Oklahoma 73101-0321. Our telephone number is (405) 553-3000.

Company Strategy

The components of our business strategy are as follows:

•        Focus on our core utility operations.   OGE Energy intends for OG&E to continue as a vertically integrated utility engaged in the generation, transmission and distribution of electricity and to represent over time approximately 70% of OGE Energy’s consolidated assets. At December 31, 2004, OG&E represented approximately 63% of OGE Energy’s consolidated assets. Approximately 36% of OGE Energy’s consolidated assets were in the pipeline businesses of its wholly-owned subsidiary, Enogex Inc., and its subsidiaries, and the remaining 1% of OGE Energy’s consolidated assets were primarily at the holding company. OGE Energy believes that Enogex’s assets provide critical gas supply services to our utility generation fleet. In addition, OGE Energy believes many of the risk management practices, commercial skills and market information available from Enogex provide value to us. Federal regulation regarding the wholesale power market may change with the evolving policy at the FERC. In addition, Oklahoma and Arkansas legislatures and utility commissions may propose changes from time to time that could subject utilities to market risk. Accordingly, we are applying risk management practices to all of our operations in an effort to mitigate the potential adverse effect of any future regulatory changes.

•        Pursue opportunities for generation when appropriate.   We continually review all of our supply alternatives to replace expiring qualified cogeneration facility and small power production producers’ contracts (“QF contracts”) that would minimize the total cost of generation to our customers. We have approximately 430 megawatts of QF contracts that will expire at the end of

2007, unless extended by us. Accordingly, we will continue to explore opportunities to build or buy power plants in order to serve our native load. As a result of the high volatility of current natural gas prices and the projected increase in natural gas prices, we will include the feasibility of constructing additional base load coal-fired units in our build options and we are also considering adding wind power as an alternative energy source. See “Recent Developments—Wind Power” below.

Recent Developments

Rate Case Filing

On May 20, 2005, we filed with the OCC an application for an annual rate increase of approximately $89.1 million to recover, among other things, our investment in, and the operating expenses of, our McClain power plant, which we acquired in 2004. The application also included, among other things, implementation of enhanced reliability programs in our system and increased fuel oil inventory, the establishment of a separate recovery mechanism for major storm expense, the establishment of new rate classes for public schools and related facilities, the establishment of a military base rider, the establishment of a new low income assistance tariff and the decision to make the guaranteed flat bill pilot tariff permanent for residential and small business customers. In the rate case filing, we proposed that new rates go into effect upon issuance of an order by the OCC no later than 180 days from the date of filing the application.

In response to our rate filing, the staff of the Public Utility Division of the OCC filed a recommendation for a rate increase of approximately $13 million, the Attorney General recommended a rate decrease of approximately $24 million and the Oklahoma Industrial Energy Consumers recommended a rate decrease of approximately $31 million. Hearings in the rate case began on October 10, 2005 and concluded on October 24, 2005. On November 3, 2005, the Referee appointed by the OCC for this proceeding issued a report recommending an estimated rate increase of approximately $42 million for OG&E. On December 12, 2005, the OCC issued an order providing for a $42.3 million increase in rates and a 10.75% return on equity, based on a capital structure consisting of 55.7% equity and 44.3% debt. The new rates will become effective in January 2006.

Wind Power

We recently announced that we have entered into a non-binding letter of intent to purchase a 120-megawatt wind farm planned for construction in northwestern Oklahoma. Invenergy Wind LLC would develop the new wind power-generation facility to be owned and operated by us. The wind farm, north of Woodward in Harper County, is expected to cost about $180 million plus the cost of transmission interconnection facilities.

If a definitive agreement is reached, it would be subject to various conditions, including approval by the boards of directors of both companies and the OCC. If all conditions are met, the new wind farm could be constructed and producing power by December 31, 2006.

The Offering

The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including “Supplemental Description of Senior Notes,” the accompanying prospectus, including “Description of Senior Notes,” and the documents referred to in this prospectus supplement and the accompanying prospectus.

Issuer	Oklahoma Gas and Electric Company.
Securities Offered	$110,000,000 principal amount of 5.15% Senior Notes, Series due January 15, 2016. $110,000,000 principal amount of 5.75% Senior Notes, Series due January 15, 2036.
Maturity	January 15, 2016 for the 2016 Notes. January 15, 2036 for the 2036 Notes.
Interest Rate	5.15% per year for the 2016 Notes. 5.75% per year for the 2036 Notes.
Interest Payment Dates	January 15 and July 15 of each year, beginning on July 15, 2006.
Ranking

The Senior Notes will be our senior unsecured obligations and rank equally with all of our other senior unsecured indebtedness. We currently have no outstanding debt obligations that will be junior to the Senior Notes. The Indenture under which the Senior Notes will be issued will not prevent us from incurring additional indebtedness, which may be secured by some or all of our assets. As of the date of this prospectus supplement, we do not have any plans to issue secured indebtedness.

Optional Redemption

We may redeem the Senior Notes, in whole or in part, at any time at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount of the Senior Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (not including any portion of such payments of interest accrued to the redemption date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 15 basis points, in the case of the 2016 Notes, and 25 basis points, in the case of the 2036 Notes, plus accrued and unpaid interest to the redemption date. See “Supplemental Description of Senior Notes—Redemption Provisions” for more information.

Use of Proceeds

The net proceeds from the sale of the Senior Notes, after deducting the underwriting discount and our estimated offering expenses, will be approximately $217.1 million. We will use the net proceeds from the sale of the Senior Notes to repay commercial paper and short-term borrowings from our parent, OGE Energy, including commercial paper and short-term borrowings incurred to fund (1) the repayment at maturity of our $110.0 million outstanding principal amount of 7.125% Senior Notes, Series due October 15, 2005 and (2) the redemption of all of our $110.0 million outstanding principal amount of 7.30% Senior Notes, Series due October 15, 2025 on October 15, 2005. See “Use of Proceeds.”

Trustee	UMB Bank, N.A.

Summary Financial Data

We are providing the following selected financial information to assist you in analyzing an investment in our Senior Notes. We derived the financial information presented below as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 from the audited financial statements included in our Form 10-K for the year ended December 31, 2004. Certain prior year amounts have been reclassified to conform to the 2005 presentation. We derived the financial information presented below as of September 30, 2005 and for the nine months ended September 30, 2005 and 2004, from our interim unaudited financial statements included in our Form 10-Q for the quarter ended September 30, 2005. In the opinion of management, such interim unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly the results for the interim periods presented.

The financial information below should be read in conjunction with the historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the annual, quarterly and other reports filed by us with the SEC, which we have incorporated by reference into this prospectus supplement.

	Nine Months Ended September 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
	(Unaudited)		(Audited)
	(In millions)
Income statement data:
Operating revenues	$1,308.0	$1,251.7	$1,578.1	$1,517.1	$1,388.0
Cost of goods sold	719.2	707.0	914.2	837.2	695.6
Gross margin on revenues	588.8	544.7	663.9	679.9	692.4
Other operation and maintenance	230.1	208.7	301.9	294.8	282.9
Depreciation	99.2	92.4	122.7	121.8	123.1
Taxes other than income	37.7	36.2	47.0	46.9	47.1
Operating income	221.8	207.4	192.3	216.4	239.3
Other income (expense)
Other income	1.2	5.1	5.8	0.6	0.5
Other expense	(2.1)	(1.9)	(2.7)	(3.2)	(3.1)
Net other income (expense)	(0.9)	3.2	3.1	(2.6)	(2.6)
Interest income (expense)
Interest income	1.9	0.4	2.7	0.6	1.2
Interest on long-term debt	(32.1)	(27.4)	(36.9)	(36.9)	(38.1)
Allowance for borrowed funds used during construction	1.7	1.2	1.7	0.5	0.9
Interest on short-term debt and other interest charges	(4.1)	(2.0)	(2.3)	(2.4)	(3.0)
Net interest expense	(32.6)	(27.8)	(34.8)	(38.2)	(39.0)
Income before taxes	188.3	182.8	160.6	175.6	197.7
Income tax expense	60.9	61.1	53.0	60.2	71.6
Net income	$127.4	$121.7	$107.6	$115.4	$126.1

	At September 30,	At December 31,
	2005	2004	2003
	(In millions)
Balance sheet data:
Total current assets	$462.1	$356.2	$331.5
Net property, plant and equipment	$2,626.9	$2,548.6	$2,264.1
Total assets	$3,279.8	$3,084.2	$2,775.2
Short-term debt (including advances from parent)	$29.1	$—	$50.0
Total current liabilities	$372.0	$282.1	$285.0
Long-term debt	$847.0	$847.2	$707.2
Stockholder’s equity	$1,144.8	$1,062.4	$919.9
Total liabilities and stockholder’s equity	$3,279.8	$3,084.2	$2,775.2

RISK FACTORS

An investment in our Senior Notes involves risks. You should carefully consider these risk factors as well as all of the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus before you decide to invest in our Senior Notes. The risks described below are the material risks of which we are currently aware. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also impair our business operations.

Our profitability depends on our ability to fully recover costs from our customers and there may be changes in the regulatory environment that impair our ability to recover costs from our customers.

We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment. The utility commissions in the states where we operate regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The profitability of our utility operations is dependent on our ability to fully recover costs related to providing energy and utility services to our customers. We had filed for an $89 million annual rate increase to recover investments in our electric system, including those related to our McClain power plant. Several parties made filings recommending a significantly lower increase and, in certain cases, rate decreases. On December 12, 2005, the OCC issued an order providing for a $42.3 million increase in rates. This rate order will require us to reduce planned electric system upgrades and expansion projects, and we are considering when to return to the OCC to seek further rate relief. We cannot assure you that the OCC will grant us rate increases in the future or in amounts we request, and it could instead lower our rates.

In recent years, the regulatory environments in which we operate have received an increased amount of public attention. It is possible that there could be changes in the regulatory environment that would impair our ability to fully recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met.

We are unable to predict the impact on our operating results from the future regulatory activities of any of the agencies that regulate us. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

Our rates are subject to regulation by the states of Oklahoma and Arkansas, as well as by a federal agency, whose regulatory paradigms and goals may not be consistent.

We are currently a vertically integrated electric utility and most of our revenue results from the sale of electricity to retail customers subject to bundled rates that are approved by the applicable state utility commission and the sale of electricity to wholesale customers subject to rates and other matters approved by the FERC.

We operate in Oklahoma and western Arkansas and are subject to regulation by the OCC and the APSC, in addition to the FERC. Exposure to inconsistent state and federal regulatory standards may limit our ability to operate profitably. Further alteration of the regulatory landscape in which we operate may harm our financial condition and results of operations.

We are subject to commodity price risk, credit risk and other risks associated with energy markets.

We are exposed to market and credit risks in our generation and retail distribution operations. Specifically, such risks include commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense. However, exposure to commodity price risk related to our retail customers is partially mitigated by our fuel adjustment clause, although we cannot assure you that all increases in our commodity prices, including fuel costs, will be completely recovered, or that any such recovery will be timely.

Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. If the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

Our results of operations may be impacted by factors beyond our control, including operational or financial problems at our suppliers, neighboring utilities and/or our customers.

We are exposed to risks related to performance of contractual obligations by our suppliers. We rely on suppliers to deliver coal in accordance with short- and long-term contracts. Coal delivery may be subject to short-term interruptions or reductions due to various factors, including transportation problems, weather and availability of equipment. Failure or delay by our suppliers of coal deliveries could disrupt our ability to deliver electricity and require us to incur additional expenses to meet the needs of our customers. In addition, as agreements with our suppliers expire, we may not be able to enter into new agreements for coal delivery on equivalent terms.

Also, because our generation and transmission systems are part of an interconnected regional grid, we face the risk of possible loss of business due to a disruption or black-out caused by an event (severe storm, generator or transmission facility outage) on a neighboring system or the actions of a neighboring utility, similar to the August 14, 2003 black-out in portions of the eastern U.S. and Canada. Any such disruption could result in a significant decrease in revenues and significant additional costs to repair assets, which could have a material adverse impact on our financial condition and results of operations.

Our business is affected by the economic conditions of our customers. Sustained downturns or sluggishness in the economy generally or in our service area specifically can negatively affect our results of operations. Declines in the demand for electricity by our customers, as a result of their economic conditions or otherwise, may reduce our overall electric revenues and lessen our cash flows, especially if industrial customers reduce production. Economic conditions, including higher prices, also may impact our rate of collection of accounts receivable.

Our Settlement Agreement with the OCC relating to our 2002 rate case targets $75 million of savings over a three-year period from the acquisition of new generation. We may not be able to achieve such targeted savings, in which case, we will be required to credit any unrealized savings to our Oklahoma customers.

As part of our settlement agreement in November 2002, we indicated that the acquisition of up to 400 megawatts of new generation should provide $75 million of savings to our customers over three years. We also agreed that if we are unable to demonstrate such savings, we will credit our customers any unrealized savings below $75 million. We cannot assure you that we will be able to realize the targeted $75 million of savings to our customers, in which case, we will be required to credit unrealized savings to our Oklahoma customers.

Increased competition resulting from restructuring efforts could have a significant financial impact on us and consequently decrease our revenue.

We have been and will continue to be affected by competitive changes to the utility and energy industries. Significant changes already have occurred and additional changes have been proposed to the wholesale electric market. Although retail restructuring efforts in Oklahoma and Arkansas have been postponed for the time being, if such efforts were renewed, retail competition and the unbundling of regulated energy service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins and/or increased costs of capital. Any such restructuring could have a significant impact on our financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our financial position, results of operations or cash flows. We believe that the prices for electricity and the quality and reliability of our service currently place us in a position to compete effectively in the energy market.

Recent events that are beyond our control have increased the level of public and regulatory scrutiny of our industry. Governmental and market reactions to these events may have negative impacts on our business, financial condition and access to capital.

As a result of the energy crisis in California during the summer of 2001, the volatility of natural gas prices in North America, the bankruptcy filing by Enron Corporation, accounting irregularities at public companies in general, and energy companies in particular, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility business have been under an increased amount of public and regulatory scrutiny and suspicion. The accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and relationships between corporations and their independent auditors. The capital markets and rating agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws and accounting standards, but it is difficult or impossible to predict or control what effect these types of events may have on our business, financial condition or access to the capital markets.

As a result of these events, Congress passed the Sarbanes-Oxley Act of 2002. It is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically. Any new accounting standards could affect the way we are required to record revenues, expenses, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

The Senior Notes would have a claim that is junior with respect to the assets securing any secured debt that we may issue.

The Senior Notes will be senior unsecured obligations and rank equally with all of our other senior unsecured indebtedness. As of December 31, 2005, we had four other series of our senior notes outstanding in the aggregate principal amount of $490.0 million. An aggregate of $350.0 million of those senior notes have provisions that limit (subject to certain exceptions) our ability to issue secured debt unless, at the time the secured debt is issued, we also equally secure such outstanding senior notes. The Senior Notes offered hereby will not contain this provision. As a result, if in the future we were to issue secured debt, $350.0 million of senior notes would also become secured. In such case, the Senior Notes offered hereby would be effectively subordinated to such secured debt. There is no limit on the amount of debt that we may issue and, in the future, we may issue debt which includes provisions similar to those applicable to our other outstanding senior notes.

Any reductions in our credit ratings could increase our financing costs and could cause the value of the Senior Notes to decline.

We cannot assure you that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase the cost of short-term borrowings but would not result in any defaults or accelerations as a result of the rating changes. Any lowering of the ratings of the Senior Notes would likely reduce the value of the Senior Notes.

We may be able to incur substantially more indebtedness, which may increase the risks created by our indebtedness.

The terms of the indenture governing our senior notes, including the Senior Notes offered hereby, do not prohibit us from incurring additional indebtedness, and therefore, we may be able to incur substantial additional indebtedness. If we incur additional indebtedness, the related risks that we now face may intensify.

There is no existing market for the Senior Notes and we cannot assure you that an active trading market will develop.

There is no existing market for the Senior Notes and we cannot assure you that an active trading market will develop. If a market for the Senior Notes were to develop, future trading prices would depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing or quotation of the Senior Notes on any securities exchange or trading market. As a result, it may be difficult for you to find a buyer for your Senior Notes at the time you want to sell them, and even if you find a buyer, you might not get the price you want.

USE OF PROCEEDS

We anticipate that the net proceeds from the offering (after deducting the underwriting discount and estimated offering expenses) will be approximately $217.1 million. We intend to add the net proceeds from the sale of the Senior Notes to our general funds and will apply them to repay commercial paper and short-term borrowings from our parent, OGE Energy. At December 31, 2005, we had outstanding approximately $207.4 million of short-term borrowings from our parent at a weighted average interest rate of 4.27%. At December 31, 2005, we also had outstanding approximately $100.0 million of commercial paper at a weighted average interest rate of 4.20%. These short-term borrowings and commercial paper were incurred to fund, among other things, the repayment at maturity of our $110.0 million outstanding principal amount of 7.125% Senior Notes, Series due October 15, 2005 and the redemption of all of our $110.0 million outstanding principal amount of 7.30% Senior Notes, Series due October 15, 2025 on October 15, 2005.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005.

	As of September 30, 2005
	Millions of Dollars	Percent of Capitalization
	(unaudited)
Short-term debt (including advances from parent)	$29.1	1.4%
Long-term debt	847.0	41.9%
Total Debt	876.1	43.3%
Common stockholder’s equity	1,144.8	56.7%
Total capitalization, including short-term debt	$2,020.9	100.0%

RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

Our ratio of earnings to fixed charges were as follows for the periods indicated in the table below.

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	5.84	4.76	5.11	5.41	4.80	5.16

For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of pre-tax income plus fixed charges, less allowance for funds used during construction; and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

Assuming that our variable interest rate debt continues at interest rates in effect on September 30, 2005, the annual interest requirement on our long-term debt outstanding at September 30, 2005, was $46.9 million.

SUPPLEMENTAL DESCRIPTION OF SENIOR NOTES

Please read the following information concerning the Senior Notes in conjunction with the statements under “Description of Senior Notes” in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes. The following description is not complete. The Senior Notes will be issued under the Indenture dated as of November 1, 1995, as supplemented (the “Indenture”), that we have entered into with UMB Bank, N.A., as trustee (the “Trustee”). The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the Senior Notes are being offered and sold.

General

We will offer $110,000,000 of 5.15% Senior Notes, Series due January 15, 2016 as a series of notes under the Indenture. The entire principal amount of such series of Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on January 15, 2016.

We will offer $110,000,000 of 5.75% Senior Notes, Series due January 15, 2036 as a series of notes under the Indenture. The entire principal amount of such series of Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on January 15, 2036.

Ranking; No Limitations on Liens or Sale and Lease-Back Transactions

The Senior Notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness. However, the Senior Notes will be subordinated to any secured indebtedness that we may issue, as to the assets securing such indebtedness. We currently have no secured indebtedness and no subordinated indebtedness. The Senior Notes offered hereby will not contain any provisions limiting our ability to issue secured debt or enter into sale and leaseback transactions. See “No Limitations on Liens or Sale and Leaseback Transactions” in the accompanying prospectus for more information. As a result, if in the future we were to issue secured debt, the Senior Notes offered hereby would be effectively subordinated to the secured debt. There is no limit on the amount of debt that we may issue and, in the future, we may issue debt which includes provisions different than those applicable to the Senior Notes offered hereby.

Interest Payments

Each Senior Note will bear interest at the annual rate set forth on the cover page of this prospectus supplement for the applicable series beginning on the day the applicable Senior Notes are issued. The interest will be payable semi-annually on January 15 and July 15 of each year, commencing July 15, 2006. If such date is not a business day, the payment of interest will be made on the next succeeding business day without adjustment. Interest will be paid to the person in whose name the Senior Note is registered at the close of business on the January 1 or July 1 immediately preceding January 15 or July 15. We will compute the amount of interest payable on the basis of a 360-day year of twelve 30-day months.

Optional Redemption

We may redeem either or both series of Senior Notes in whole at any time or in part from time to time, at our option, at a redemption price for the Senior Notes of the particular series being redeemed equal to the greater of:

•       100% of the principal amount of such Senior Notes to be redeemed; or

•       the sum of the present values of the remaining scheduled payments of principal and interest on such Senior Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a

360-day year consisting of twelve 30-day months) at the applicable treasury rate plus 15 basis points, in the case of the 2016 Notes, and 25 basis points, in the case of the 2036 Notes;

plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date. We may redeem one series of Senior Notes without redeeming the other series.

“treasury rate” means, with respect to any redemption date:

•       the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining life (as defined below), yields for the two published maturities most closely corresponding to the comparable treasury issue will be determined and the treasury rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•       if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

The treasury rate will be calculated on the third business day preceding the date fixed for redemption.

“comparable treasury issue” means the U.S. Treasury security selected by an independent investment banker as having a maturity comparable to the remaining term (“remaining life”) of the applicable series of Senior Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such applicable series of Senior Notes.

“comparable treasury price” means (1) the average of five reference treasury dealer quotations for such redemption date, after excluding the highest and lowest reference treasury dealer quotations, or (2) if the independent investment banker obtains fewer than four such reference treasury dealer quotations, the average of all such quotations.

“independent investment banker” means either J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, or another independent investment banking institution of national standing appointed by us.

“reference treasury dealer” means (1) J.P. Morgan Securities Inc. and its successors, provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a “primary treasury dealer”), we will substitute therefor another primary treasury dealer and (2) any other primary treasury dealer selected by us after consultation with the independent investment banker.

“reference treasury dealer quotations” means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

We will mail a notice of redemption to each holder of the series of Senior Notes to be redeemed by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. Unless we default on payment of the redemption price, interest will cease to accrue on the Senior Notes or portions thereof called for redemption. If fewer than all of the Senior Notes of a series are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular Senior Notes or portions thereof for redemption from the outstanding Senior Notes not previously called by such method as the Trustee deems fair and appropriate.

If at the time of mailing the notice of redemption, we have not irrevocably directed the Trustee to redeem the Senior Notes called for redemption, the notice may state that the redemption is subject to the receipt of the redemption moneys by the Trustee on or prior to the date fixed for redemption and that the notice will be of no effect unless such moneys are received on or prior to such redemption date.

The Senior Notes do not provide for any sinking fund.

Forms and Denomination

Each series of Senior Notes will be issued as one or more global securities in the name of a nominee of The Depository Trust Company and will be available only in book-entry form. See “Book-Entry Issuance” below. Each series of Senior Notes is available for purchase in multiples of $1,000.

Same-Day Settlement and Payment

We will make all payments of principal and interest on the Senior Notes to The Depository Trust Company (“DTC”) in immediately available funds.

The Senior Notes will trade in the same-day funds settlement system in the United States until maturity. Purchases of Senior Notes in secondary market trading must be in immediately available funds. Secondary market trading in the Senior Notes between participants in Clearstream Banking, societé anonyme (“Clearstream”) and Euroclear Bank S.A./N.V. (“Euroclear”) will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to eurobonds in immediately available funds. See “Book-Entry Issuance” below.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Senior Notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus supplement and all subject to change or differing interpretations, possibly with retroactive effect.  We have not requested a ruling from the Internal Revenue Service (the “IRS’’) on the tax consequences of owning the Senior Notes. As a result, the IRS could disagree with portions of this discussion.

This summary discusses only the tax consequences to holders that purchase the Senior Notes upon their initial issuance at the initial offering price and that will hold the Senior Notes as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, it does not address all of the tax considerations that may be applicable to holders in light of their particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•       holders subject to the alternative minimum tax;

•       banks, insurance companies or other financial institutions;

•       tax-exempt organizations;

•       dealers in securities or commodities;

•       traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•       holders whose functional currency is not the United States dollar;

•       persons that will hold the Senior Notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•       persons who are subject to Code provisions applicable to certain U.S. expatriates;

•       persons deemed to sell the Senior Notes under the constructive sale provisions of the Code; or

•       partnerships or other pass-through entities.

This summary of certain U.S. federal income tax considerations is for general information only.  Holders are urged to consult with their own tax advisors about the application of the U.S. federal tax laws to their particular situations as well as any tax considerations under the laws of any state, local or foreign jurisdiction or under any applicable tax treaty.

As used herein, a “U.S. Holder” means a beneficial owner of a Senior Note that is:

•       a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•       a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•       a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Senior Note that is, for U.S. federal income tax purposes, a nonresident alien or a corporation, estate or trust that is not a U.S. Holder.

If a partnership holds Senior Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership.  If you are a partner of a partnership holding our Senior Notes, you are urged to consult your tax advisor regarding the tax consequences of the purchase, ownership and disposition of the Senior Notes.

Tax Consequences to U.S. Holders

This subsection describes material U.S. federal income tax consequences to a U.S. Holder.  If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “— Tax Consequences to Non-U.S. Holders,” below.

Interest.   Stated interest on the Senior Notes will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for U.S. federal income tax purposes.

Sale or Other Disposition of Senior Notes.   Upon the sale, exchange, redemption or other taxable disposition of a Senior Note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on such disposition and the holder's adjusted tax basis in the Senior Note.  The amount realized excludes any amount attributable to accrued but unpaid interest not previously included in income, which is includible in income as ordinary income in accordance with the

U.S. Holder's method of tax accounting. A U.S. Holder’s adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note to the holder. Any gain or loss recognized on the disposition of a Senior Note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the Senior Note is more than one year. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses by U.S. Holders is subject to limitations.

Backup Withholding and Information Reporting.   You may be subject to a backup withholding tax (at a current rate of 28%) and to information reporting when you receive interest payments on the Senior Notes or proceeds upon the sale or other taxable disposition of a Senior Note. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding.  In addition, the backup withholding tax will generally not apply to you if you provide your taxpayer identification number (“TIN”) in the prescribed manner unless (1) the IRS notifies us or our agent that the TIN you provided is incorrect, (2) you fail to report interest and dividend payments that you receive on your tax return and the IRS notifies us or our agent that withholding is required; or (3) you fail to certify under penalties of perjury that you are not subject to backup withholding. If the backup withholding tax does apply to you, you may use the amounts withheld as a refund or credit against your U.S. federal income tax liability as long as you provide certain information to the IRS.

Tax Consequences to Non-U.S. Holders

This subsection describes certain U.S. federal income tax consequences to a Non-U.S. Holder. If you are not a Non-U.S. Holder, this subsection does not apply to you and you should refer to “— Tax Consequences to U.S. Holders,” above.

Payments of Interest.   Subject to the discussion below concerning backup withholding, payments of interest on the Senior Notes by us or any paying agent to any Non-U.S. Holder generally will not be subject to U.S. federal income tax or a 30% (or a lower treaty rate) withholding tax provided that (1) the interest is not effectively connected with the conduct by the holder of a trade or business in the United States, (2) the holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our stock entitled to vote, (3) the holder is not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through stock ownership and (4) the certification requirements required to claim the portfolio interest exemption set forth in Section 871(h) or Section 881(c) of the Code have been fulfilled with respect to the beneficial owner.  Generally, to satisfy the certification requirements set forth in Section 871(h) or Section 881(c) of the Code, the beneficial owner of a Senior Note, or a financial institution holding the Senior Note on behalf of the beneficial owner, must provide the paying agent with a statement to the effect that the beneficial owner is not a U.S. Holder.  Currently, these requirements will be met if (1) the beneficial owner provides its name and address and certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person, or (2) a financial institution holding the Senior Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes the paying agent with a copy.  If Senior Notes are held by a foreign partnership or a foreign intermediary, special certification requirements apply.

Sale or Other Disposition of the Senior Notes.   Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, retirement or other disposition of a Senior Note unless (1) the gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) in the case of a Non-U.S. Holder who is an individual, the individual is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Effectively Connected Income.   If a Non-U.S. Holder is engaged in a trade or business in the United States and its investment in a Senior Note is effectively connected with that trade or business, the Non-U.S.

Holder, although exempt from the 30% withholding tax (provided a required certification, generally on IRS Form W-8ECI, is made), will generally be subject to regular U.S. federal income tax on any interest and gain with respect to the Senior Notes in the same manner as if it were a U.S. Holder. In addition, if the Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or a lower treaty rate) of its effectively connected earnings and profits for the taxable year (subject to adjustments). For this purpose, interest and gain on a Senior Note will be included in the foreign corporation's earnings and profits.

Backup Withholding and Information Reporting.   We will, where required, report to you and to the IRS the amount of any interest paid to you and the amount of tax withheld (if any) with respect to you.  In addition, if a Senior Note is held by a Non-U.S. Holder through a United States, or United States related, broker or financial institution, backup withholding (at a current rate of 28%) and information reporting may apply if the Non-U.S. Holder fails to provide evidence of its non-U.S. status.  Non-U.S. Holders are urged to consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations and the availability of, and procedure for obtaining, an exemption, if available.

BOOK-ENTRY ISSUANCE

Each series of Senior Notes will be issued in the form of one or more global notes representing all or part of that series of Senior Notes. This means that we will not issue certificates for the Senior Notes to holders. Instead, a global note representing each series will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as nominee of DTC.

Beneficial interests in a global note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in a global note through either DTC (in the United States) or Clearstream or Euroclear, as operator of the Euroclear System (in Europe) (the “Euroclear Operator”), either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules that apply to DTC and its direct or indirect participants are on file with the SEC. Any underwriters, dealers or agents of Senior Notes may be direct participants of DTC.

Clearstream was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, société anonyme, and Deutsche Börse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities, securities lending and borrowing and collateral management. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with the Euroclear Operator to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream participants are limited to securities brokers and dealers and banks, and may include the underwriters of the debt securities offered by means of this prospectus or one or more of their affiliates. Other institutions that maintain a custodial relationship with a Clearstream participant may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the debt securities held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with it rules and procedures, to the extent received by Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries, generally similar to the arrangements for cross-market transfers with DTC. Euroclear is operated by the Euroclear Operator under contract with Euroclear Clearance System plc, a UK corporation (the “Euroclear Clearance System”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Euroclear Clearance System. The Euroclear Clearance System establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters for this offering or one or more of their affiliates. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operator is a Belgian bank, which is regulated and examined by the Belgian Banking Commission and the National Bank of Belgium. The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern transfers of securities and cash within Euroclear; withdrawal of securities and cash from Euroclear; and receipts of payments with respect to securities in Euroclear.

All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants. Distributions with respect to debt securities held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with Euroclear’s terms and conditions, to the extent received by the Euroclear Operator and by Euroclear.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither OG&E, the underwriters nor the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to acquire beneficial interests in a global security.

We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global security as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in a global security, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the participants and not our responsibility or that of DTC or the Trustee.

Senior Notes of a series represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•                     DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

•                     we determine not to require all of the Senior Notes of a series to be represented by a global security and notify the Trustee of our decision.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the Senior Notes sold outside of the United States and cross-market transfers of the Senior Notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When Senior Notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive Senior Notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the Senior Notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending Senior Notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer Senior Notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these Senior Notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the Senior Notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement relating to each of the 2016 Notes and 2036 Notes, we have agreed to sell to each of the underwriters named below, and each of the underwriters has severally agreed to purchase from us, the respective amount of the 2016 Notes and the 2036 Notes set forth opposite its name below:

Underwriters	Principal Amount of 2016 Notes	Principal Amount of 2036 Notes
J.P. Morgan Securities Inc.	$16,500,000	$15,510,000
Wachovia Capital Markets, LLC	8,250,000	21,615,000
BNY Capital Markets, Inc.	22,275,000	—
Greenwich Capital Markets, Inc.	8,250,000	19,800,000
Citigroup Global Markets Inc.	16,775,000	11,209,000
Wedbush Morgan Securities Inc.	5,500,000	19,591,000
KeyBanc Capital Markets, A Division of McDonald Investments Inc.	9,625,000	7,150,000
UBS Securities LLC	9,625,000	7,150,000
Piper Jaffray & Co.	12,100,000	—
UMB Scout Brokerage Services, Inc.	—	6,875,000
Capital West Securities, Inc.	1,100,000	1,100,000
	$110,000,000	$110,000,000

If any of the Senior Notes of a series are purchased by the underwriters under the underwriting agreement, then all of the Senior Notes of that series must be purchased.

The underwriters have advised us that they propose initially to offer each series of Senior Notes to the public at the public offering price set forth on the cover page of this prospectus supplement for the applicable series. They also may offer each series of Senior Notes to dealers at the applicable public offering price less a concession not in excess of 0.40% of the principal amount of the Senior Notes, in the case of the 2016 Notes, and 0.50% of the principal amount of the Senior Notes, in the case of the 2036 Notes. The underwriters may allow, and the dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Senior Notes, in the case of the 2016 Notes, and 0.25% of the principal amount of the Senior Notes, in the case of the 2036 Notes, on sales to other dealers. After the initial offering of a series of Senior Notes to the public is completed, the underwriters may change the offering price and the concessions for that particular series.

The following table shows the underwriting discounts that we will pay to the underwriters in connection with this offering of the Senior Notes.

	Per Senior Note	Total
2016 Notes	0.650%	$715,000
2036 Notes	0.875%	$962,500

We estimate that our total expenses for this offering, not including the underwriting discounts, will be $385,000.

Prior to this offering, there has been no public market for the Senior Notes. The underwriters have informed us that they may make a market in both series of Senior Notes from time to time. The underwriters are under no obligation to make a market in the Senior Notes and any such market may be discontinued without notice.

In connection with the offering of the Senior Notes, the rules of the SEC permit the underwriters to engage in transactions that stabilize the price of the Senior Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes. If the underwriters create a short position in the Senior Notes (that is, if they sell a larger principal amount of the Senior Notes than is set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Senior Notes in the open market.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. Neither we nor any of the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor any of the underwriters can assure you that the underwriters will in fact engage in these transactions, or that these transactions, once begun, will not be discontinued without notice by the underwriters.

We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933. Alternatively, we may be required to contribute to payments that the underwriters may be required to make as a result of these liabilities.

Each underwriter has represented and agreed that, in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), it has not made and will not make an offer of Senior Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Senior Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Senior Notes to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the term “offer of Senior Notes to the public” in relation to any Senior Notes in any Relevant Member State means the communication in any form and by any means of sufficient information of the terms of the offer and the Senior Notes to be offered so as to enable an investor to decide to purchase or subscribe for Senior Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the term “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”) received by it in connection with the issue or sale of the Senior Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Senior Notes in, from or otherwise involving the United Kingdom.

The Senior Notes may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of

Hong Kong, and no advertisement, invitation or document relating to the Senior Notes may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Senior Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Senior Notes may not be circulated or distributed, nor may the Senior Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA’’), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Senior Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Senior Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Each underwriter has agreed that it has not offered or sold and will not offer or sell any Senior Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

J.P. Morgan Securities Inc. (“JPMorgan”) will make the Senior Notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between JPMorgan and its customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from JPMorgan based on transactions JPMorgan conducts through the system. JPMorgan will make the Senior Notes available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us and our affiliates.

Affiliates of certain of the underwriters are participants in our credit facility and some of OGE Energy’s credit facilities. In addition, UMB Bank, N.A., an affiliate of UMB Scout Brokerage Services, Inc., is the trustee under the Indenture pursuant to which the Senior Notes offered hereby will be issued. UBOC Investment Services, Inc., a NASD member and subsidiary of Union Bank of California, N.A., is being paid a referral fee by Wedbush Morgan Securities Inc. Union Bank of California, N.A. is a participant in our credit facility.

LEGAL OPINIONS

Legal opinions relating to the Senior Notes will be rendered by our counsel, Rainey, Ross, Rice & Binns, P.L.L.C., Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns, P.L.L.C. will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of January 1, 2006, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, P.L.L.C., owned a beneficial interest in 3,000 shares of common stock of our parent company, OGE Energy. Certain legal matters will be passed upon for the underwriters by Chapman and Cutler LLP, Chicago, Illinois.

PROSPECTUS

OKLAHOMA GAS AND ELECTRIC COMPANY

321 N. Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101-0321
(405) 553-3000

SENIOR NOTES

We may offer for sale from time to time up to $460,000,000 aggregate principal amount of our unsecured senior notes. We refer to the senior notes being offered by this prospectus as “Senior Notes.” We may sell the Senior Notes in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See “Plan of Distribution.” The amount and terms of the sale of a series of Senior Notes will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. Each prospectus supplement will include if applicable:

•       The names of any underwriters, dealers or agents involved in the distribution of that series of the Senior Notes;

•       Any applicable commissions or discounts and the net proceeds to us from that sale;

•       The aggregate principal amount and offering price of that series of the Senior Notes;

•       The rate or rates (or method of calculation) of interest;

•       The time or times and place of payment of interest;

•       The maturity date or dates; and

•       Any redemption terms or other specific terms of that series of Senior Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2005.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference herein.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i
FORWARD-LOOKING STATEMENTS AND RISK FACTORS	1
OKLAHOMA GAS AND ELECTRIC COMPANY	1
USE OF PROCEEDS	2
RATIO OF EARNINGS TO FIXED CHARGES	2
DESCRIPTION OF SENIOR NOTES	2
BOOK-ENTRY SYSTEM	7
LEGAL OPINIONS	8
EXPERTS	8
PLAN OF DISTRIBUTION	8
WHERE YOU CAN FIND MORE INFORMATION	9

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this process, we may, from time to time over the next several years, sell the Senior Notes described in this prospectus in one or more offerings up to a total dollar amount of $460,000,000. This prospectus provides you with a general description of the Senior Notes we may offer. Each time we sell Senior Notes, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” We believe we have included all information material to investors but some details that may be important for specific investment purposes have not been included. For more details, you should read the exhibits filed with the registration statement of which this prospectus is a part. In this prospectus, “we,” “us,” “our” and “our company” refer to Oklahoma Gas and Electric Company.

i

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute “forward-looking statements.” When we use words like “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “may,” “should” or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

•   general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures;

•   our ability and the ability of our parent, OGE Energy Corp., to obtain financing on favorable terms;

•   prices of electricity and natural gas;

•   business conditions in the energy industry;

•   competitive factors, including the extent and timing of the entry of additional competition in the markets we serve;

•   unusual weather;

•   federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets;

•   environmental laws and regulations that may impact our operations;

•   changes in accounting standards, rules or guidelines;

•   creditworthiness of suppliers, customers and other contractual parties; and

•   other risk factors listed from time to time in the reports we file with the SEC.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking information contained or incorporated by reference in this prospectus will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties are discussed in more detail under “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to Financial Statements” in our Annual Report on Form 10-K for the year ended December 31, 2004, and other documents on file with the SEC. You may obtain copies of these documents as described under “Where You Can Find More Information.”  We may also describe additional risk factors in the applicable prospectus supplement.

OKLAHOMA GAS AND ELECTRIC COMPANY

We are a regulated public utility engaged in the generation, transmission and distribution of electricity to retail and wholesale customers. We are a wholly-owned subsidiary of OGE Energy Corp., which is a public utility holding company incorporated in the State of Oklahoma and located in Oklahoma City. We were incorporated in 1902 under the laws of the Oklahoma Territory and are the largest electric utility in the State of Oklahoma. We own and operate an interconnected electric generation, transmission and distribution system, which includes nine generating stations with a total capability of 6,141 megawatts.

We furnish retail electric service in 269 communities and their contiguous rural and suburban areas. During 2004, seven other communities and five rural electric cooperatives in Oklahoma and western Arkansas purchased electricity from us for resale. Our service area, with an estimated population of 1.9 million, covers approximately 30,000 square miles in Oklahoma and western Arkansas. The area includes Oklahoma City, the largest city in Oklahoma, and Fort Smith, Arkansas, the second largest city in that state. Of the 269 communities that we serve, 243 are located in Oklahoma and 26 in Arkansas. We derived approximately 89% of our total electric operating revenues for the year ended December 31, 2004 from sales in Oklahoma and the remainder from sales in Arkansas.

USE OF PROCEEDS

We will add the net proceeds from the sale of the Senior Notes to our general funds and use those proceeds for general corporate purposes, including capital expenditures, repayment of short-term debt and refunding of long-term debt at maturity or otherwise. The specific use of the proceeds of a particular series of the Senior Notes will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Six Months Ended	Year Ended December 31,
	June 30, 2005	2004	2003	2002	2001	2000
Ratio of Earnings to Fixed Charges	2.75	4.76	5.11	5.41	4.80	5.16

For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of pre-tax income plus fixed charges, less allowance for funds used during construction; and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

Assuming that our variable interest rate debt continues at interest rates in effect on June 30, 2005, the annual interest requirement on our long-term debt outstanding at June 30, 2005, was $87.6 million.

DESCRIPTION OF SENIOR NOTES

The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the Senior Notes will be issued. These summaries are not complete. The indenture and the form of supplemental indenture have been filed as exhibits to the registration statement. You should read the indenture and the supplemental indenture for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness. As of June 30, 2005, there were six series of senior notes, aggregating $710.0 million in principal amount outstanding under the Indenture (as defined below).

The Senior Notes will be represented either by global securities registered in the name of The Depository Trust Company (“DTC”), as depository (“Depository”), or its nominee, or by securities in certificate form issued to the registered owners, as described in the applicable prospectus supplement. See “Book-Entry System” in this prospectus.

General

We may issue the Senior Notes in one or more new series under an Indenture dated as of October 1, 1995 between us and UMB Bank, N.A., as successor trustee (the “Trustee”). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for each series of Senior Notes, is referred to in this prospectus as the “Indenture.” The Senior Notes will be unsecured obligations and will rank on a parity with our other unsecured indebtedness, including other senior notes previously issued under the Indenture and senior notes issued under the Indenture subsequent to the issuance of the Senior Notes. We refer in this prospectus to senior notes issued under the Indenture, whether previously issued or to be issued in the future, including the Senior Notes, as the “notes.” The amount of notes that we may issue under the Indenture is not limited.

The Senior Notes may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of Senior Notes will specify:

•   the title, aggregate principal amount and offering price of that series of Senior Notes;

•   the interest rate or rates, or method of calculation of the rate or rates, on that series, and the date from which the interest will accrue;

•   the dates on which interest will be payable;

•   the record dates for payments of interest;

•   the date on which the Senior Notes of that series will mature;

•   any redemption terms;

•   the period or periods within which, the price or prices at which and the terms and conditions upon which the Senior Notes of that series may be repaid, in whole or in part, at the option of the holder thereof; and

•   other specific terms applicable to the Senior Notes of that series.

Any special United States federal income tax considerations applicable to Senior Notes sold at an original issue discount and any special United States federal income tax or other considerations applicable to any Senior Notes which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of Senior Notes.

Unless otherwise indicated in the applicable prospectus supplement, the Senior Notes will be denominated in United States currency in minimum denominations of $1,000 and integral multiples of $1,000.

Unless otherwise indicated in the applicable prospectus supplement, there will be no provisions in the Indenture or the Senior Notes that require us to redeem, or permit the holders to cause a redemption or repurchase of, the Senior Notes or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company. However, any change in control transaction that involves the incurrence of substantial additional long-term indebtedness by us could require approval of state utility regulatory authorities and, possibly, of federal utility regulatory authorities. Management believes that those approvals would be unlikely in any transaction that would result in our company, or a successor to our company, having a highly leveraged capital structure.

Registration, Transfer And Exchange

Senior Notes of any series may be exchanged for other Senior Notes of the same series of any authorized denominations and of a like aggregate principal amount and kind. (Section 2.06.)

Unless we indicate otherwise in the applicable prospectus supplement, Senior Notes may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange will be effected upon the Trustee’s satisfaction with the documents of title and indemnity of the person making the request. (Sections 2.06 and 2.07.)

The Trustee will not be required to exchange or register a transfer of any Senior Notes of a series that is selected, called or being called for redemption except, in the case of any Senior Note to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.06.) See “Book-Entry System” in this prospectus.

Payment and Paying Agents

Principal, interest and premium, if any, on Senior Notes issued in the form of global securities will be paid in the manner described below under the caption “Book-Entry System.” Unless we indicate otherwise in the applicable prospectus supplement, interest on Senior Notes that are in the form of certificated securities will be paid by check mailed to the holder at that holder’s address as it appears in the register for the Senior Notes maintained by the Trustee; however, a holder of $10,000,000 or more of notes having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States, if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date. (Section 2.12.) Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on Senior Notes in the form of certificated securities will be payable in immediately available funds at the office of the Trustee upon presentation of the Senior Notes. (Section 2.12.)

All monies paid by us to a paying agent for the payment of principal, interest or premium on any Senior Note which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that Senior Note may thereafter look only to us for payment of that principal, interest or premium. (Section 5.04.)

Events of Default

The following are events of default under the Indenture:

•   default in the payment of principal and premium, if any, on any note issued under the Indenture when due and payable and continuance of that default for a period of 5 days;

•   default in the payment of interest on any note issued under the Indenture when due and continuance of that default for 30 days;

•   default in the performance or breach of any of our other covenants or warranties in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

•   specified events of bankruptcy, insolvency or reorganization of our company. (Section 8.01.)

If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding notes may declare the principal amount of all notes to be due and payable immediately. At any time after an acceleration of the notes has been declared, but before a judgment or decree of the immediate payment of the principal amount of the notes has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the notes. (Section 8.01.)

The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered reasonable security to the Trustee. (Section 9.02.) The holders of a majority in principal amount of the outstanding notes generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the notes. The holders of a majority in principal amount of the outstanding notes generally will be able to waive any past default or event of default except a default in the payment of principal, premium or interest on the notes. (Section 8.07.) Each holder has the right to institute a proceeding relating to the Indenture, but this right is subject to conditions precedent specified in the Indenture. (Section 8.04.) The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the notes, however, the Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so. (Section 8.08.) We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture. (Section 6.06.)

Modification

Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture and the Senior Notes from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the notes, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding notes or the consent or approval of each holder affected by the proposed amendment.

We will not need the consent of the holders for the following types of amendments:

•   adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

•   adding security for the notes; or

•   making various other modifications, generally of a ministerial or immaterial nature. (Section 13.01.)

We will need the consent of the holders of each outstanding note affected by a proposed amendment if the amendment would cause any of the following to occur:

•   a change in the maturity date or redemption date of any note;

•   a reduction in the interest rate or extension of the time of payment of interest;

•   a reduction in the principal amount of any note, the interest or premium payable on any note, or the amount of principal that could be declared due and payable prior to the stated maturity;

•   a change in the currency of any payment of principal, premium or interest on any note;

•   an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any note;

•   a reduction in the percentage of outstanding notes necessary to consent to the modification or amendment of the Indenture; or

•   a modification in these requirements or a reduction to less than a majority of the percentage of outstanding notes necessary to waive any past default. (Section 13.02.)

Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding notes.

Defeasance and Discharge

We may be discharged from all obligations relating to the notes and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of notes, replace stolen, lost or mutilated notes and maintain paying agencies) if we irrevocably deposit with the Trustee, in trust for the benefit of holders of notes, money or United States government obligations, or any combination thereof, sufficient to make all payments of principal, premium and interest on the notes on the dates those payments are due. To discharge those obligations, we must deliver to the Trustee an opinion of counsel that the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the Indenture. If we discharge our obligations as described above, the holders of notes must look only to the funds deposited with the Trustee, and not us, for payments on the notes. (Section 5.01.)

Consolidation, Merger and Sale of Assets; No Financial Covenants

We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and any premium on all the notes and our obligation to perform every covenant in the Indenture that we are supposed to perform or observe. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture, and we will be released from all obligations under the Indenture. The Indenture defines all or substantially all of our assets as being 50% or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically permits any sale, transfer or conveyance during a calendar year of less than 50% of our total assets without the consent of the holders of the notes. (Sections 12.01 and 12.02.)

Unless we indicate otherwise in the applicable prospectus supplement, the Indenture will not contain any financial or other similar restrictive covenants.

No Limitations on Liens or Sale and Leaseback Transactions

As of June 30, 2005, we had six other series of our senior notes outstanding in the aggregate principal amount of $710.0 million. Although subject to earlier redemption at our option, the outstanding senior notes mature between October 15, 2005 and August 1, 2034. These series of our senior notes have provisions that limit (subject to certain exceptions) our ability to issue secured debt unless, at the time the secured debt is issued, we also equally secure the outstanding senior notes. Unless otherwise specified in the applicable prospectus supplement, the Senior Notes offered hereby will not contain this provision. As a result, if in the future we were to issue secured debt, the outstanding series of senior notes would also become secured. In such case, the Senior Notes offered hereby would be effectively subordinated to the secured debt. There is no limit on the amount of debt that we may issue and, in the future, we may issue debt which includes provisions similar to those applicable to our other outstanding senior notes.

In addition, although our other senior notes also have provisions that limit our ability to enter into sale and lease-back transactions, unless otherwise specified in the applicable prospectus supplement, the Senior Notes offered hereby will not contain this provision.

Resignation or Removal of Trustee

The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed. (Section 9.10.)

The holders of a majority in principal amount of the outstanding notes may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon (1) notice to the Trustee and the holder of each note outstanding under the Indenture and (2) appointment of a successor Trustee. (Section 9.10.)

Concerning the Trustee

UMB Bank, N.A. is the Trustee. We and/or our affiliates maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for some of our other securities and securities of our affiliates.

BOOK-ENTRY SYSTEM

Each series of Senior Notes offered by this prospectus may be issued in the form of one or more global securities representing all or part of that series of Senior Notes. This means that we will not issue certificates for that series of Senior Notes to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased Senior Notes represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

Unless otherwise specified in the prospectus supplement, DTC will act as Depository for Senior Notes issued as global securities. The Senior Notes will be registered in the name of Cede & Co. (DTC’s nominee).

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules that apply to DTC and its Direct or Indirect Participants (collectively, “Participants”) are on file with the SEC.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global security as shown on DTC’s records. In addition, it is DTC’s current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by Participants to owners of beneficial interests in a global security, and voting by Participants, will be governed by the customary practices between the Participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, payments will be the responsibility of the Participants and not our responsibility or that of DTC or the Trustee.

Senior Notes of a series represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

•       DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

•       we determine not to require all of the Senior Notes of a series to be represented by a global security and notify the Trustee of our decision.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

Any underwriters, dealers or agents of Senior Notes may be Direct Participants of DTC.

LEGAL OPINIONS

Legal opinions relating to the Senior Notes will be rendered by our counsel, Rainey, Ross, Rice & Binns, P.L.L.C., Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns, P.L.L.C. will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of August 1, 2005, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, P.L.L.C., owned a beneficial interest in 3,000 shares of common stock of our parent company, OGE Energy Corp. Certain legal matters will be passed upon for any underwriters, dealers or agents named in a prospectus supplement by Chapman and Cutler LLP, Chicago, Illinois, or such other underwriters’ counsel as may be named in the applicable prospectus supplement.

EXPERTS

The financial statements of Oklahoma Gas and Electric Company appearing in Oklahoma Gas and Electric Company’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), and Oklahoma Gas and Electric Company management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements and schedule and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PLAN OF DISTRIBUTION

We intend to sell the Senior Notes offered by this prospectus to or through underwriters or dealers, and may also sell the Senior Notes directly to a limited number of institutional purchasers or through agents, as described in the prospectus supplement relating to an issue of Senior Notes. The distribution of the Senior Notes may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

In connection with the sale of the Senior Notes, underwriters may receive compensation from us or from purchasers of Senior Notes for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Senior Notes to or through dealers, and those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Senior Notes may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of Senior Notes by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any person who may be deemed to be an underwriter will be identified, and any compensation received from us will be described in the prospectus supplement.

Under agreements into which we may enter in connection with the sale of Senior Notes, underwriters, dealers, and agents who participate in the distribution of Senior Notes may be entitled to indemnification by us against specified liabilities, including liabilities under the Securities Act of 1933.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

The SEC allows us to “incorporate by reference” in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in or incorporated by reference in this prospectus. We incorporate by reference the following documents:

•       Our Annual Report on Form 10-K for the year ended December 31, 2004;

•       Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005; and

•       Our Current Reports on Form 8-K, filed with the SEC on April 5, 2005, May 20, 2005, July 19, 2005, July 25, 2005 and July 26, 2005.

We also incorporate by reference all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus until we sell all of the Senior Notes.

We are not required to, and do not, provide annual reports to holders of our Senior Notes unless specifically requested by a holder.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Oklahoma Gas and Electric Company
321 N. Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101-0321
(405) 553-3000